08004587

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with Philippine Stock Exchange in relation to MPIC's signing of an Interim Operating Agreement with the Roman Catholic Archbishop of Manila for the purpose of operating the Cardinal Santos Medical Center.

Dated this 31st day of July, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, Chairman
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

METRO PACIFIC INVESTMENTS

31 July 2008

PHILIPPINE STOCK EXCHANGE
Disclosure Department
4/F PSE Center, Exchange Road
Ortigas Center, Pasig City

Attention: ATTY. PETE M. MALABANAN
Head
Disclosure Department

Attached is a copy of SEC Form 17-C as filed and submitted to the SEC, to disclose Metro Pacific Investments Corporation's signing of an Interim Operating Agreement with the Roman Catholic Archbishop of Manila for the purpose of operating the Cardinal Santos Medical Center.

Thank you.

Very truly yours,

MELODY M. DEL ROSARIO
Assistant Vice President
Media & Corporate Communications

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **31st July 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. ______ (SEC Use Only)
   Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES** ....
   Address of principal office — Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **NA**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	**1,342,918,745**

**as reported by the stock transfer agent as of 31 March 2008.*

11. Indicate the item numbers reported herein:

    1. The press announcement is attached in this document

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

31st May 2008
Date

....
JOSE MA. K. LIM
President & CEO

METRO PACIFIC INVESTMENTS

PRESSRELEASE
31 July 2008

METRO PACIFIC INVESTMENTS CORPORATION (MPIC)

MPIC to OPERATE CARDINAL SANTOS MEDICAL CENTER

MANILA, PHILIPPINES, 31 July 2008 – Metro Pacific Investments Corporation ("MPIC") (PSE: MPI) and the Roman Catholic Archbishop of Manila ("RCAM") today announced that with effect 1st August 2008, MPIC will manage and operate the Cardinal Santos Medical Center ("CSMC") on behalf of the RCAM for an interim period of six (6) months.

CSMC is a 212-bed tertiary hospital situated in a three-hectare property along Wilson Street, San Juan City. The hospital land and most of the buildings are owned by the RCAM. In August 1988, the RCAM, then represented by the late Jaime Cardinal Sin, entered into a Joint Apostolate Agreement (JAA) with Hospital Managers Inc. (HMI) to operate the CSMC for an initial period of ten (10) years, and later renewed for an additional ten (10) years. The JAA expires on 31st July 2008.

In order to prepare for the selection of the next long term operator of CSMC, the RCAM requested MPIC and its affiliate Medical Doctors Inc. ("MDI"), owner and operator of Makati Medical Center, to handle the interim operation of CSMC for a period of six (6) months under an Interim Operating Agreement ("IOA"). The RCAM is currently in talks with HMI to work with MPIC for a smooth turnover of CSMC operations. After such turnover, MPIC intends to assign its obligations and benefits under the IOA to a new wholly-owned subsidiary of MDI (still in the process of incorporation) to operate CSMC during the interim operating period.

MPIC and MDI welcome this opportunity to help the RCAM in the interim operation of CSMC and have signified their interest to be the long term operator of CSMC. "MPIC's involvement in CSMC is another step in achieving its vision of establishing the first nationwide chain of premiere hospitals in the Philippines. This opportunity reflects MPIC's goal of strengthening the company's investment portfolio and enhancing shareholder value through healthy operating companies that deliver strong recurring incomes", **MPIC President Jose Ma. K. Lim** said.

MPIC is the single largest shareholder of both MDI and Davao Doctors Hospital (Clinica Hilario) Inc., one of the largest tertiary hospitals in Mindanao.

For further information, please contact:
Augie Palisoc Jr.
Executive Director
Telephone number: + 632 8880888

Melody del Rosario
AVP – Media and Corporate Communications
Telephone number: + 632 8880888

Denis R.G. Lucindo
AVP – Investor Relations
Telephone: +632 888 0895

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at www.mpic.com.ph.

END